UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

SEQUENOM, INC.

(Name of Subject Company)

SEQUENOM, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

Dirk van den Boom, Ph.D.

President, Chief Executive Officer and Director

3595 John Hopkins Court

San Diego, California 92121

(858) 202-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

L. Kay Chandler, Esq.

Rama Padmanabhan, Esq.

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Sequenom, Inc., a Delaware corporation (“Sequenom”), with the Securities and Exchange Commission on August 9, 2016, relating to the offer by Laboratory Corporation of America Holdings, a Delaware corporation (“Parent”) and Savoy Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding shares of Sequenom common stock, including the associated preferred stock purchase rights issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company (such stock and associated rights, the “Shares”), for $2.40 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

The tenth full paragraph under the heading “The Solicitation or Recommendation—Background of Offer and Merger” of Item 4 on page 15 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“On January 7, 2016, Sequenom publicly announced plans to sharpen its focus on its core women’s health business, reduce its operating costs and optimize its organizational structure and processes. Among the initiatives were plans to divest its North Carolina operations and divest and/or partner non-core assets, including seeking buyers for, or strategic partners for the commercialization of, its oncology liquid biopsy assay with a concomitant reduction in research and development spending in this area. Over 20 companies expressed interest in the oncology liquid biopsy program within weeks of the public announcement and non-confidential discussions were held with 20 of the parties during which Sequenom disclosed more specific details on the program and the active clinical trial that had been initiated. These non-confidential discussions occurred over approximately a four week period and six parties signed confidentiality agreements and began confidential due diligence review. The six parties engaged in further due diligence that lasted through early May 2016. Each party went into deeper diligence and assessed many parts of the oncology liquid biopsy program, with interest varying from whole asset acquisitions to specific interest in modules such as automated sample extraction and automated library preparation. Several of the parties had numerous dialogues and follow up conversations with Sequenom’s business development team. However, none of the parties moved forward with draft licensing, partnering or acquisition terms.

Also on January 7, 2016, a representative of Barclays reached out to a representative of J.P. Morgan to express Parent’s potential interest in the sale of Sequenom’s North Carolina facility as well as Parent’s continued potential interest in an acquisition of Sequenom.”

The following sentence is hereby added to the end of the seventh paragraph under the heading “The Solicitation or Recommendation—Background of Offer and Merger” of Item 4 on page 17 of the Schedule 14D-9:

“During the telephone call, neither Mr. King nor Dr. van den Boom discussed any agreement, arrangement or understanding between any executive officer or director of Sequenom, on the one hand, and Parent, Purchaser, any of their affiliates or Sequenom, on the other hand, regarding continuing or post-merger employment.”

The following sentence is hereby added to the end of the seventh paragraph under the heading “The Solicitation or Recommendation—Background of Offer and Merger” of Item 4 on page 18 of the Schedule 14D-9:

“Parent’s offer did not include any proposal for any agreement, arrangement or understanding between any executive officer or director of Sequenom, on the one hand, and Parent, Purchaser, any of their affiliates or Sequenom, on the other hand, regarding continuing or post-merger employment.”

The final paragraph under the heading “The Solicitation or Recommendation—Background of Offer and Merger” of Item 4 on page 18 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“On June 28, 2016, Sequenom provided Parent with a copy of its Section 382 study which concluded that no change in control had occurred through calendar year 2014 for purposes of determining the availability of Sequenom’s net operating losses, as well as additional information requested by Parent to enable it to submit a revised offer. Further information was provided during the following several days.”

The following sentence is hereby added to the end of the first paragraph under the heading “The Solicitation or Recommendation—Background of Offer and Merger” of Item 4 on page 19 of the Schedule 14D-9:

“In connection with its review of each of the outstanding proposals, the Sequenom Board did not examine the future value and utilization of Sequenom’s net operating losses by a potential buyer.”

The following sentence is hereby added to the end of the second paragraph under the heading “The Solicitation or Recommendation—Background of Offer and Merger” of Item 4 on page 19 of the Schedule 14D-9:

“Parent’s offer did not include any proposal for any agreement, arrangement or understanding between any executive officer or director of Sequenom, on the one hand, and Parent, Purchaser, any of their affiliates or Sequenom, on the other hand, regarding continuing or post-merger employment.”

The following sentence is hereby added to the end of the first partial paragraph under the heading “The Solicitation or Recommendation—Background of Offer and Merger” of Item 4 on page 20 of the Schedule 14D-9:

“At no time during the negotiations did Parent make any proposal for, nor did Parent, on the one hand, and Sequenom or any executive officer of Sequenom, on the other hand, engage in any discussions of (nor were there any intimations from Parent regarding) any agreement, arrangement or understanding between any executive officer or director of Sequenom, on the one hand, and Parent, Purchaser, any of their affiliates or Sequenom, on the other hand, regarding continuing or post-merger employment.”

The final paragraph under the heading “The Solicitation or Recommendation—Certain Financial Projections” of Item 4 on page 23 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“The Projections estimate revenue, Adjusted EBITDA (calculated as Adjusted EBIT plus depreciation and amortization of intangibles and excludes stock-based compensation), Adjusted EBIT (calculated as total revenues minus cost of revenues, selling and marketing expense, research and development costs and general and administrative expenses and restructuring costs determined under GAAP), taxes and EBIAT (calculated as Adjusted EBIT minus taxes) and free cash flow (calculated as EBIAT plus depreciation and amortization, less capital expenditures, stock-based compensation, net of tax, and change in net working capital). Adjusted EBITDA, Adjusted EBIT, EBIAT and free cash flow are not GAAP financial measures. The Projections are with respect to the reproductive health business, and are not with respect to the oncology business due to the significant investment which would have been required to realize the potential revenue opportunity for that business and Sequenom’s lack of available cash to make such an investment. In addition, even if such an investment were made in the oncology business, any projections relating to that business would reflect an operating loss through 2020. The Projections are based on, and assume among other things, the establishment of reimbursement for average risk pregnancies, the successful penetration of the obstetrician and gynecologist call point, implementation of a portfolio selling strategy, and continued optimization of the business and product cost structure. Specifically, our models and projections assumed that during 2017 and 2018, there would be clear recommendations from professional societies for testing of average risk pregnancies and subsequent coverage decisions by major commercial payors. The successful penetration of the obstetrician and gynecologist call point in conjunction with the implementation of a portfolio selling strategy is anticipated to drive noninvasive prenatal testing as well as carrier testing revenue. Sequenom’s management assumed that penetration of the average risk market would increase through 2020, with nominal growth thereafter.”

The following sentence is hereby added to the end of footnote 2 under the heading “The Solicitation or Recommendation—Certain Financial Projections” of Item 4 on page 24 of the Schedule 14D-9:

“According to the Projections, the net operating losses would be exhausted in 2024, resulting in income taxes payable in 2024 and 2025. The Projections assume that no change in control would occur through 2025 and that the full amount of the net operating losses would be available.”

Footnote 3 under the heading “The Solicitation or Recommendation—Certain Financial Projections” of Item 4 on page 24 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“J.P. Morgan derived the unlevered free cash flows for Sequenom for 2021 through 2026 by extrapolating from the Sequenom management estimates. These extrapolations assume that the market for average risk pregnancies would increase through 2020, with nominal growth thereafter. Such extrapolations were reviewed and approved by the management of Sequenom.”

The following paragraph is hereby added following the table titled “Optimistic Case Projections” under the heading “The Solicitation or Recommendation—Certain Financial Projections” of Item 4 on page 25 of the Schedule 14D-9:

“While the Projections did not include projections with respect to the oncology business for the reasons stated above, in June 2016, our management prepared a five year forecast of revenues of the oncology business for our Board of Directors but did not provide such projections to Parent or other bidders. The management case revenue projections for the oncology business for 2016-2020 were $0, $5 million, $20 million, $45 million and $73 million, respectively. Our management did not prepare a corresponding set of optimistic projections. As with the Projections, the foregoing projections for the oncology business reflect numerous estimates and assumptions made by Sequenom’s management with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Sequenom’s control.”

The table under the heading “The Solicitation or Recommendation—Opinion of Financial Advisor—Public Trading Multiples” of Item 4 on the top of page 29 of the Schedule 14D-9 is hereby amended and restated in its entirety with the following:

Company	2015A-2016E revenue growth	2016E-2017E revenue growth	FV / 2016E revenue	FV / 2017E revenue
Myriad Genetics, Inc.	4%	6%	2.8x	2.6x
Genomic Health, Inc.	15%	12%	2.6x	2.4x
Foundation Medicine, Inc.	26%	30%	4.9x	3.8x
Natera, Inc.	13%	27%	2.5x	2.0x
Oxford Immunotec Global PLC	26%	22%	1.7x	1.4x
Veracyte, Inc.	24%	29%	1.9x	1.4x
CareDx, Inc.	44%	30%	1.5x	1.1x

The table under the heading “The Solicitation or Recommendation—Opinion of Financial Advisor—Selected Transaction Analysis” of Item 4 on the top of page 30 of the Schedule 14D-9 is hereby amended and restated in its entirety with the following:

Acquiror	Target	Transaction Value ($ in millions)	LTM Revenue ($ in millions)	Firm Value / LTM Revenue
NeoGenomics, Inc.	Clarient, Inc.	$275	$127	2.2x
OPKO Health, Inc.	Bio-Reference Laboratories, Inc.	$1,486	$860	1.7x
Roche Holdings, Inc.	Ariosa Diagnostics, Inc.	$400(1)	$53	7.5x
Quest Diagnostics Incorporated	Solstas Lab Partners Group	$570	$357	1.6x
Lifelabs Medical Laboratory Services, Inc.	CML Healthcare Inc.	$1,169	$234	5.0x
Illumina, Inc.	Verinata Health, Inc.	$350(2)	NM	NM
Laboratory Corporation of America Holdings	MEDTOX Scientific, Inc.	$242	$112	2.2x
Qiagen Inc.	Cellestis, Inc.	$333	$46	7.2x
Quest Diagnostics Incorporated	Celera Corp.	$344	$128	2.7x
Quest Diagnostics Incorporated	Athena Diagnostics, Inc.	$740	$110	6.7x
Novartis AG	Genoptix, Inc.	$350	$197	1.8x
GE Healthcare	Clarient, Inc.	$572	$100	5.7x
Laboratory Corporation of America Holdings	Genzyme Genetics	$925	$371	2.5x
Qiagen NV	Digene Corp.	$1,389	$190	7.3x
Quest Diagnostics Incorporated	AmeriPath, Inc.	$2,000	$782	2.6x

1	Does not include an additional up to $225 in milestone payments primarily based on future commercial achievements
2	Does not include an additional $100 in milestone payments based on future commercial achievements

The fifth and sixth sentences in the only paragraph under the heading “The Solicitation or Recommendation—Opinion of Financial Advisor—Discounted Cash Flow Analysis” of Item 4 on page 30 of the Schedule 14D-9 are hereby amended and restated in their entirety with the following:

“The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 15% to 17%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Sequenom (informed by calculated discount rates in a range from 12.7% to 16.6% and Sequenom’s estimated cost of debt). The weighted average cost of capital analysis that resulted in the selection of the lower value in the chosen discount rate range of 15% involved, among other things, a calculation based on a cost of debt that was provided by the management of Sequenom to J.P. Morgan on the basis of a summary of terms received by Sequenom for a proposed senior secured loan with a third party of up to $150 million. The management of Sequenom conducted an analysis for a range of scenarios for the proposed senior secured loan that was provided to J.P. Morgan, resulting in a final cost of debt range that started at 14.0%. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted by adding the cash balance of $61.3 million, as of June 30, 2016, and subtracting the principal value of the Convertible Notes of $130 million, as of June 30, 2016, in order to calculate implied equity value.”

The penultimate paragraph under the heading “The Solicitation or Recommendation—Opinion of Financial Advisor—Historical Share Price Analysis” of Item 4 on page 30 of the Schedule 14D-9 is hereby amended and restated in its entirety with the following:

“J.P. Morgan also reviewed analyst price targets from equity research reports published by Jefferies, William Blair, Piper Jaffray and Ladenburg Thalmann dated July 18, 2016, June 24, 2016, May 19, 2016 and May 5, 2016, respectively. J.P. Morgan observed that analyst price targets ranged from $0.75 per share to $1.90 per share based on analyst price targets from Jefferies and Piper Jaffray and that William Blair and Ladenburg Thalmann did not provide analyst price targets.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs after the last paragraph under the heading “Legal Proceedings” on page 36 of the Schedule 14D-9:

“On August 30, 2016, Sequenom, the Individual Defendants, Parent and Purchaser entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in each of the above-referenced actions, which sets forth the parties’ agreement in principle for a settlement of those actions. Pursuant to the MOU, the Company, Sequenom, the Individual Defendants, Parent and Purchaser have agreed to the settlement solely to eliminate the burden, expense, distraction and uncertainties inherent in further litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for the certification of a mandatory non opt-out class, for settlement purposes only, that includes any and all record and beneficial owners of Shares (excluding the defendants, their subsidiary companies, affiliates, assigns, and members of their immediate families) who held Shares at any time during the period beginning on July 26, 2016, through the date of consummation or termination of the proposed Transactions, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them and a global release of claims relating to the Offer and the Merger Agreement as set forth in the MOU. The claims will not be released until such stipulation of settlement is approved by the United States District Court for the Southern District of California. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the consideration to be received by Sequenom stockholders in connection with the Offer and the Merger Agreement.

As part of the settlement, Sequenom agreed to make certain additional disclosures related to the Offer and the Merger Agreement, which are set forth in this Amendment to the Schedule 14D-9. This Amendment should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. As contemplated by the MOU, the release to be contained in the stipulation is in consideration of the additional disclosures in this Amendment. Nothing in this Amendment or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in this Amendment.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUENOM, INC.

By:	/s/ Jeffrey D. Linton
Name:	Jeffrey D. Linton
Title:	Senior Vice President, General Counsel and Secretary

Dated: August 30, 2016